							EXHIBIT 12
AT&T INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Dollars in Millions

	Nine Months Ended
	September 30,		Year Ended December 31,
	(Unaudited)
	2011	2010	2010	2009	20081	2007	2006
Earnings:
Income (loss) from continuing operations before income taxes	$16,406	$16,691	$18,238	$18,518	$(4,572)	$27,186	$18,638
Equity in net income of affiliates included above	(649)	(629)	(762)	(734)	(819)	(692)	(2,043)
Fixed charges	3,570	3,557	4,786	5,071	4,943	4,489	2,166
Distributed income of equity affiliates	110	98	161	317	164	395	97
Interest capitalized	(119)	(577)	(772)	(740)	(659)	(171)	(73)

Earnings, as adjusted	$19,318	$19,140	$21,651	$22,432	$(943)	$31,207	$18,785

Fixed Charges:
Interest expense	$2,583	$2,248	$2,994	$3,368	$3,369	$3,460	$1,800
Interest capitalized	119	577	772	740	659	171	73
Dividends on preferred securities	-	-	-	-	4	3	3
Portion of rental expense representative of interest factor	868	732	1,020	963	911	855	290

Fixed Charges	$3,570	$3,557	$4,786	$5,071	$4,943	$4,489	$2,166

Ratio of Earnings to Fixed Charges	5.41	5.38	4.52	4.42	-	6.95	8.67

1Earnings were not sufficient to cover fixed charges in 2008. The deficit was $943.